Mail Stop 6010

May 25, 2007

VIA U.S. MAIL and FACSIMILE 852-2691-1724

Cathy Kit Teng Pang
Director of Finance
Unit 1106-1110
11/F, Star House
3 Salisbury Road
Tsimshatsui
Kowloon, Hong Kong

       RE: Bonso Electronics International Inc.
                Form 10-K for the fiscal year ended March 31, 2006
                Filed September 29, 2006
                Form 6-K dated March 13, 2007
                File No. 000-17601

Dear Ms. Kit Teng Pang:

We have reviewed your response dated April 10, 2007 and related filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 6-K dated March 13, 2007

Consolidated Balance Sheet, page 3

1.   In future filings, please remove the heading "audited" from the balance sheet, as full audited financial statements as required by U.S. GAAP are not provided.

Consolidated Income Statement, page 5

2.   We see that you incurred net losses in the three month periods ended December 31, 2006 and 2005. Under SFAS 128 you should not increase basic weighted average shares for potentially dilutive securities when the effect is anti-dilutive. In future filings, please exclude anti-dilutive instruments from earnings per share calculations in periods when the affect is anti-dilutive.

Three month period ended December 31, 2006 compared to the three month period ended December 31, 2005, page 7

Other income, page 8

3.   We reference the disclosure that the other income (loss) during the three months ended December 31, 2005 was caused by the "reclassification of scrape sales for disclosure purposes." Please tell us how you are accounting for scrape sales and the nature of the reclassification for disclosure purposes.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3605 if you have questions. In this regard, please do not hesitate to contact Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any other questions.

Sincerely,

Gary Todd
Reviewing Accountant